Exhibit 15.1
DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
          This is a digital representation of a DeGolyer and MacNaughton report.
          Each file contained herein is intended to be a manifestation of certain data in the subject report and as such is subject to the definitions, qualifications, explanations, conclusions, and other conditions thereof. The information and data contained in each file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
March 20, 2010
PetroChina Company Limited
9 Dongzhimen North Street, Dongcheng District
Beijing 100007
P.R. China
Gentlemen:
          Pursuant to your request, we have conducted an independent evaluation, as of December 31, 2009, of the net proved crude oil, condensate, liquefied petroleum gas (LPG), and natural gas reserves, and we have prepared estimates of the value of the proved reserves of certain selected properties owned by PetroChina Company Limited (PetroChina). PetroChina has represented that these properties account for 99.4 percent on a net equivalent barrel basis of PetroChina’s net proved reserves as of December 31, 2009. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States.
          Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2009. Net reserves are defined as that portion of the gross reserves attributable to the interests owned or controlled by PetroChina.
          Certain properties in which PetroChina has an interest are subject to the terms of various profit sharing agreements. The terms of these agreements generally allow for working interest participants to be reimbursed for portions of capital costs and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel of oil equivalent or standard cubic foot of gas equivalent by dividing by product prices to determine the “entitlement reserves.” These entitlement reserves are equivalent in principle to net reserves and are used to calculate an equivalent net share, termed entitlement interest. In this report,

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PetroChina net reserves or interest for certain properties subject to these agreements is the entitlement based on PetroChina’s working interest.
          Values included herein are expressed in terms of future net revenue and present worth. Future net revenue is calculated by deducting estimated operating expenses, capital costs, and taxes from the revenue which will accrue to PetroChina from the production and sale of the estimated net reserves. Present worth is defined as future net revenue discounted at a specified arbitrary rate compounded monthly over the expected period of realization. Present worth values using a discount rate of 10 percent are reported herein.
          Estimates of oil, condensate, LPG, and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.
          Data used in this evaluation were obtained from reviews with PetroChina personnel, PetroChina files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by PetroChina with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.
Methodology and Procedures
          Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.
          When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps

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were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.
          Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.
          For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.
          Natural gas quantities herein are expressed as marketable gas. Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage. Fuel gas is included as reserves.
          The oil, condensate, and LPG reserves estimated in this report are expressed in terms of 42 United States gallons per barrel. Crude oil reserves are to be recovered by conventional field operations. LPG reserves are to be recovered from gas processing. Condensate reserves are to be recovered both by normal field separation and by low-temperature separation from gas processing.
Definition of Reserves
          Petroleum reserves included in this report are classified as proved. Reserves classifications used for our estimates of proved reserves are in accordance with the reserves definitions of Rules 4–10(a) (l)–(32) of Regulation S–X of the SEC. Reserves

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are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:
Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be

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assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

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Undeveloped reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.
(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.
Primary Economic Assumptions
The following economic assumptions were used for estimating existing and future prices and costs:
Oil, Condensate, and LPG Prices
Oil, condensate, and LPG prices were furnished by PetroChina. PetroChina has represented that the prices were based on 12-month average prices (reference prices). Each reference price was calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless

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prices are defined by contractual arrangements. PetroChina has also represented that it has supplied the appropriate differentials to the reference prices. The oil and condensate, and LPG prices were held constant for the lives of the properties.
          Natural Gas Prices
Natural gas prices were furnished by PetroChina. PetroChina has represented that the gas prices are defined by contractual arrangements or based on the appropriate oil reference prices. The gas prices were held constant for the lives of the properties except for certain properties where escalations are contractually allowed under the terms of the gas sales agreements.
          Operating Expenses and Capital Costs
Operating expenses and capital costs, based on information provided by PetroChina, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.
          Taxes
For PetroChina’s properties in China, local taxes and value-added taxes were applied in addition to the consideration of the national Chinese income tax. A 25-percent income tax rate was applied to taxable income to estimate the applicable tax. The tax provisions provided by PetroChina were assumed to remain unchanged from current legislation.
For PetroChina’s properties in other countries besides China, local taxes were applied where appropriate. The future net revenue values presented in this report reflect the consideration of the host country income taxes. The tax provisions provided by PetroChina were assumed to remain unchanged from current legislation. Chinese income taxes,

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however, were not considered in estimating revenue values from the properties in Other Countries.
          While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its petroleum reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2009, estimated oil, condensate, LPG, and gas quantities. The reserves estimated in this report can be produced under current regulatory guidelines.
          Our estimates of PetroChina’s net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), and millions of cubic feet (MMcf):

	Estimated by DeGolyer and MacNaughton
	Net Proved Reserves as of
	December 31, 2009
	Oil and		Natural
	Condensate	LPG	Gas
	(Mbbl)	(Mbbl)	(MMcf)
China
Proved Developed	7,447,052	0	30,092,878
Proved Undeveloped	3,068,537	0	32,284,047

Total Proved China	10,515,589	0	62,376,925

Other Countries
Asian
Proved Developed	332,270	8,212	852,745
Proved Undeveloped	281,900	305	11,010

North American
Proved Developed	417	0	3,158
Proved Undeveloped	0	0	0

Total Other Countries
Proved Developed	332,687	8,212	855,903
Proved Undeveloped	281,900	305	11,010

Total Proved Other Countries	614,587	8,517	866,913
Notes:

1.	The PetroChina net proved reserves in Other Countries include 249,474 Mbbl of oil and condensate reserves, 4,259 Mbbl of LPG reserves, and 413,086 MMcf of natural gas reserves that are attributable to minority interests owned by others.
2.	Natural gas reserves in Other Countries, except in Mongolia, are reported as sales-gas reserves. Sales gas is defined as marketable gas less fuel gas. Gas reserves for Mongolia are reported as marketable gas reserves of 10,382 MMcf, which will be used for field fuel.

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          Our estimates of PetroChina’s future net revenue to be derived from the proved reserves of PetroChina’s petroleum interests in China, as of December 31, 2009, and the present worth of that revenue discounted at 10 percent are listed as follows, expressed in millions of United States dollars (MM U.S.$):

	Estimated by DeGolyer and MacNaughton
	Proved	Proved	Total
	Developed	Undeveloped	Proved

Future Net Revenue, MM U.S. $	237,736	92,193	329,929
Present Worth at 10 Percent, MM U.S. $	130,851	21,598	152,449
          Our estimates of PetroChina’s future net revenue to be derived from the proved reserves of PetroChina’s petroleum interests in Other Countries, as of December 31, 2009, and the present worth of that revenue discounted at 10 percent are listed as follows, expressed millions of United States dollars (MM U.S.$):

	Estimated by DeGolyer and MacNaughton
	Proved	Proved	Total
	Developed	Undeveloped	Proved

Asian
Future Net Revenue, MM U.S.$	4,521	3,638	8,159
Present Worth at 10 Percent, MM U.S.$	3,110	1,215	4,325

North American
Future Net Revenue, MM U.S.$	19	0	19
Present Worth at 10 Percent, MM U.S.$	10	0	10

Total Other Countries
Future Net Revenue, MM U.S.$	4,540	3,638	8,178
Present Worth at 10 Percent, MM U.S.$	3,120	1,215	4,335
          In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6 through 932-235-50-9, 932-235-50-30, and 932-235-50-31 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, that future Chinese

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income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth for properties evaluated herein that are located in Other Countries.
          To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.
          DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 70 years. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in PetroChina. Our fees were not contingent on the results of our evaluation. DeGolyer and MacNaughton has used all procedures and methods that it considers necessary to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

R. M. Shuck, P.E. Senior Vice President DeGolyer and MacNaughton

DeGolyer and MacNaughton
CERTIFICATE of QUALIFICATION
I, R. M. Shuck, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 hereby certify:
1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to PetroChina Company Limited dated March 20, 2010, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.
That I attended the University of Houston, and that I graduated with a Bachelor of Science degree in Chemical Engineering in the year 1977; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers; and that I have in excess of 32 years of experience in oil and gas reservoir studies and evaluations.

SIGNED: March 20, 2010

R. M. Shuck, P.E. Senior Vice President DeGolyer and MacNaughton